U 06007021 COMMISSION
549

HD 5/29/06

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-50456

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Investment Services, LLC

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

PROCESSED JUN 13 2006 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

999 3rd Avenue Suite 4300

(No. and Street)

Seattle	Washington	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto

(Area Code – Telephone No.)
612-667-9566

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Investment Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

SHARON SUE KOSSE
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

Laurie Ohotto

Name: Laurie Ohotto
Title: Vice President

Sharon S. Kosse 1/31/06

Notary Public

This report ** contains (check all applicable boxes):

- [X] **(a) Facing Page**
- [X] **(b) Statement of Financial Condition**
- [ ] **(c) Statement of Income**
- [ ] **(d) Statement of Cash Flows**
- [ ] **(e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
- [ ] **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [ ] **(g) Computation of Net Capital**
- [ ] **(h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] **(j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
- [ ] **Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] **(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] **(l) An Oath or Affirmation**
- [ ] **(m) A Copy of the SIPC Supplemental Report**
- [ ] **(n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

WELLS FARGO INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

WELLS FARGO INVESTMENT SERVICES, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Investment Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Investment Services, LLC (the Company), a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Investment Services, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in note 9 to the statement of financial condition, the Company discontinued its brokerage operations on February 1, 2006.

KPMG LLP

February 3, 2006

WELLS FARGO INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2005

(In thousands)

Assets

Cash and cash equivalents	$	24,956
Receivable from brokers, dealers, and clearing organizations (note 3)		592
Securities owned, at market value (note 4)		1,171
Furniture and equipment, at cost, less accumulated depreciation of $26		8
Total assets	$	26,727

Liabilities and Member's Equity

Liabilities:		
Accrued compensation and related benefits	$	93
Other liabilities and accrued expenses		34
Total liabilities		127
Member's equity		26,600
Total liabilities and member's equity	$	26,727

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Investment Services, LLC (WFIS) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC). WFIS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD). As of December 31, 2005, WFIS' primary activity is trading through its office in Seattle, Washington.

WFIS clears securities transactions through its affiliate Wells Fargo Investments, LLC (WFI) on a fully disclosed basis. WFIS does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value. Fair value is based on prices from independent sources, such as listed market prices or dealer price quotations.

(b) Fair Value of Financial Instruments

Substantially all of WFIS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less.

(d) Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years.

(e) Income Taxes

WFIS is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFIS' operations are included in the income tax returns of its parent. WFIS does not pay income taxes to its parent, WFPCF, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFIS has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

(In thousands)

assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Receivable from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations consists of $592 of receivable from WFI as clearing broker.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consist of trading securities of corporate and preferred stocks at a market value of $1,171.

Securities sold, not yet purchased represent obligations of WFIS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFIS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition. WFIS does not have any securities sold, not yet purchased as of December 31, 2005.

(5) Related-party Transactions

In the ordinary course of business, WFIS enters into material transactions with other affiliates of WFC. During the year ended December 31, 2005, transactions with affiliates include costs incurred for employee benefit programs sponsored by WFC (note 7), clearing services, occupancy costs, and operating expenses.

WFIS uses WFI as a clearing broker for securities transactions. Under the terms of the clearing agreement, WFIS pays or receives interest at rates approximating commercial lending rates on amounts payable to or receivable from WFI.

At December 31, 2005, WFIS had available credit from WFC under an unsecured short-term promissory note that is authorized up to $100,000. Additionally, WFIS has the capability to obtain short-term financing from Wells Fargo Bank, N.A. under repurchase agreements which are collateralized by trading securities and U.S. Treasury securities included in cash equivalents. WFIS pays interest on these financing arrangements at interest rates approximating commercial lending rates. At December 31, 2005, WFIS had no outstanding borrowings under these arrangements nor did WFIS draw on these credit facilities at any time in 2005.

(6) Net Capital Requirements

WFIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires WFIS to maintain minimum net capital. WFIS has elected to use the alternative method permitted by the rule, which requires that WFIS maintain minimum net capital, as defined, of $250. At December 31, 2005, WFIS' net capital was $26,410, which was $26,160 in excess of its required net capital of $250.

WFIS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(Continued)

(7) Employee Benefits

WFIS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFIS' employees are not available.

WFIS' employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

(8) Financial Instruments With Off-Balance-Sheet Risk

WFIS clears all transactions on a fully disclosed basis with its clearing firm that maintains all related records. In the normal course of business, WFIS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose WFIS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. WFIS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. WFIS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFIS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFIS' financial condition.

(9) Subsequent Event

On February 1, 2006, WFIS discontinued its brokerage activities and filed with the NASD to withdraw its registration as a broker dealer with the SEC and its membership with the NASD. Once the withdrawal becomes effective, WFIS will be dissolved and its parent, WFPCF, will assume the remaining assets and liabilities.